UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )*


                                 STEELCASE INC.
                    -----------------------------------------
                                (Name of Issuer)



                              Class A Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)



                                   858155203
                    -----------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


CUSIP NO.      858155203             SCHEDULE 13G                   Page 2 of 4
          ---------------------

(1) NAMES OF REPORTING PERSONS S.S.
OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THOMAS CRAWFORD, Trustee of the Anna Idema Crawford GST Exempt Trust, THOMAS CRAWFORD, Trustee of the Anna Idema Crawford GST Non-Exempt Trust, THOMAS CRAWFORD, individually
--------------------------------------------------------------------------------
CHECK THE   APPROPRIATE   BOX   IF  A   MEMBER   OF  A   GROUP*
(a)  [  ]
(b)  [  ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

     -------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
    --------------------------------------------------------------------

                         (5)     SOLE VOTING POWER

   NUMBER                    26,917 (respresents 26,917 shares
                             of Class B Common Stock convertible to
    OF                       26,917 shares of Class A Common Stock -
                             Ratio 1 Class B Common Stock=1 Class A Common)
  SHARES             -------------------------------------------------------
                         (6)     SHARED VOTING POWER
BENEFICIALLY
                              9,122,248 (respresents 9,122,248 shares
  OWNED                       of Class B Common Stock convertible to
                              9,122,248 shares of Class A Common Stock -
 BY EACH                      Ratio 1 Class B Common=1 Class A Common)
                     -------------------------------------------------------
REPORTING                (7)     SOLE DISPOSITIVE POWER

 PERSON                       26,917 (represents 26,917 shares
                              of Class B Common Stock convertible to
  WITH:                       26,917 shares of Class A Common Stock -
                              Ratio 1 Class B Common=1 Class A Common)
                     -------------------------------------------------------
                         (8)     SHARED DISPOSITIVE POWER

                              9,122,248 (represents 9,122,248 shares
                              of Class B Common Stock convertible to
                              9,122,248 shares of Class A Common Stock -
                              Ratio 1 Class B Common=1 Class A Common)
                     -------------------------------------------------------

CUSIP NO.      858155203             SCHEDULE 13G                   Page 3 of 4
          ---------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               9,149,165 Shares
          -----------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                     [   ]
          -----------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               7.19%
          -----------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON*
               IN
          -----------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

ITEM 1(a).   Name of Issuer:

                                 STEELCASE INC.

ITEM 1(b).   Address of Issuer's Principal Executive Offices:

                                 901 44th STREET
                             GRAND RAPIDS, MI 49508

ITEM 2(a)   Name of Person Filing:

                                 THOMAS CRAWFORD

ITEM 2(b)   Address of Principal Business Office or, if none, Residence:

                           300 HOT SPRINGS ROAD #I-175
                             SANTA BARBARA, CA 93108
ITEM 2(c)   Citizenship:

                            UNITED STATES OF AMERICA

ITEM 2(d)   Title of Class of Securities:

                              CLASS A COMMON STOCK

ITEM 2(e)   CUSIP Number:

                                   858155203

ITEM 3.     NOT APPLICABLE

CUSIP NO.      858155203             SCHEDULE 13G                   Page 4 of 4
          ---------------------

ITEM 4.     OWNERSHIP

(a) Amount Beneficially Owned: 9,149,165
(b) Percent of Class:     7.19%
(c) Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote: 26,917
     (ii) shared power to vote or to direct the vote: 9,122,248
     (iii)sole power to dispose or to direct the disposition of: 26,917
     (iv) shared power to dispose or to direct the disposition of: 9,122,248

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            OTHER PERSONS HAVE THE RIGHT TO RECEIVE DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES,
            INCLUDING THE ANNA IDEMA CRAWFORD GST NON-EXEMPT TRUST.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            NOT APPLICABLE

ITEM 10.  CERTIFICATION

      (a) NOT APPLICABLE
      (b) NOT APPLICABLE

THIS REPORT IS NOT AN ADMISSION THAT THOMAS CRAWFORD IS THE BENEFICIAL OWNER OF THE SECURITIES INDENTIFIED IN ITEMS 4(c)(ii) and (iv), WHICH ARE OWNED, BENEFICIALLY AND OF RECORD, BY THE ANNA IDEMA CRAWFORD GST EXEMPT TRUST AND THE ANNA IDEMA CRAWFORD GST NON-EXEMPT TRUST, AND THOMAS CRAWFORD EXPRESSLY DISCLAIMS BENEFIICAL OWNERSHIP OF SUCH SHARES REPORTED HEREIN PURSUANT TO RULE 13D-4

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2000

                                        /s/ THOMAS CRAWFORD
                                        --------------------------------------
                                        THOMAS CRAWFORD